FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2005 Commission File Number 1-11080

THE ICA CORPORATION HOLDING COMPANY
(Translation of registrant's name into English)

Minería No. #145 11800 México D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X... Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exc hange Act of 1934.

Yes ..... No...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

For more information contact: Ing. Alonso Quintana (5255) 5272-9991 x3468 alonso.quintana@ica.com.mx Lic. Paloma Grediaga (5255) 5272-9991 x3664 paloma.grediaga@ica.com.mx	in the United States: Zemi Communications Daniel Wilson (212) 689-9560 d.b.m.wilson@zemi.com

ICA ANNOUNCES SIGNING OF Ps. 165 MILLION CONTRACT TO BUILD SAN CRISTOBAL BRIDGE IN CHIAPAS

Mexico City, May 16, 2005 – Empresas ICA, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today the signing of a Ps. 165 million contract with the Ministry of Communications and Transport (SCT) to complete the San Cristóbal bridge.

The SCT awarded ICA a unit price contract on April 18 for the construction of the bridge which is located on Kilometer 24 + 921 of the Tuxtla Gutiérrez-San Cristóbal highway in the state of Chiapas. The bridge has a span of 324m, and will cross a gorge that is 200m deep. The project is scheduled for completion on February 16, 2006.

The bridge will connect Tuxtla Gutierrez, capital of Chiapas with San Cristóbal de las Casas; and will reduce driving time between the two cities from 1 hour and 30 minutes to 40 minutes, making the road secure and comfortable.

This project represents an important step forward in the development of Mexico’s southeastern highway infrastructure, particularly in the state of Chiapas.

ICA was founded in México in 1947. ICA has completed construction and engineering projects in 21 countries. ICA’s principal business units include civil construction and industrial construction. Through its subsidiaries, ICA also develops housing, manages airports, and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights.

INVESTOR RELATIONS	www.ica.com.mx	1/1

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2005

Empresas ICA Sociedad Controladora, S.A. de C.V.

/s/ JOSE LUIS GUERRERO Name: Dr. José Luis Guerrero Title: Vice President, Finance